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ICICI Limited

News Release                                                   November 24, 2000

ICICI-Prudential Life Insurance receives Certificate of Registration to Set up Life Insurance Business in India

ICICI-Prudential Life Insurance Company Limited, the joint venture (JV) between ICICI Limited (NYSE: IC), and Prudential plc of UK, today received the Certificate of Registration from the Insurance Regulatory & Development Authority (IRDA) to undertake life insurance business in the country.

As per the terms of the agreement, ICICI would hold 74% of the equity of the newly formed company, while Prudential would hold the balance 26%. The Company will initially be capitalised at Rs. 150 crore.

Mr. K.V. Kamath, Managing Director & CEO of ICICI and Chairman of the new JV, said, "This is indeed a happy moment for us. This is a further step along the path of strengthening ICICI Group's capabilities of providing the entire range of retail finance solutions to the customer".

Mr. Mark Tucker, Chief Executive of Prudential Corporation Asia added "We are very excited by the opening of the life insurance market in India and we appreciate this opportunity given to us to re-enter the market after a gap of 44 years. Prudential is totally committed to building a market leading nationwide business in India in partnership with ICICI "

"I believe that we are on the threshold of an interesting new phase in the insurance business in India, where we can play a significant role in redefining and reshaping the sector. We look forward to selling our first policy soon" stated Ms Shikha Sharma, CEO, ICICI Prudential Life Insurance Company Ltd.

The JV plans to launch a range of innovative products that aim at matching the diverse needs of customers. The JV partners believe that they would be able to create an innovative and service oriented organisation that would use technology to deliver cost effective and high quality products and services to customers.

The JV brings together a blend of ICICI's rapidly growing retail customer base, local market expertise, strong brand identity and investment capabilities and Prudential's unrivalled global experience in the life insurance business in both developed and emerging markets. The growing technology enabled retail distribution base of ICICI along with Prudential's proven track record in emerging markets in Asia will be leveraged to develop this business.

About ICICI

ICICI Limited, one of India's largest financial services provider was formed in 1955 at the initiative of the World Bank, the Government of India and representatives of Indian industry, with the objective of creating a development financial institution. Over the last four decades, ICICI has stretched the borders of its business to evolve from a traditional project finance institution to a diversified financial services group providing a broad spectrum of financial solutions to corporate and retail customers. ICICI today operates as a virtual universal bank with a network of 27 subsidiaries. At year-end fiscal 2000, ICICI had assets of about Rs. 650 billion (Rs. 781 billion as per US GAAP) and stockholders equity of Rs. 93.3 billion (Rs. 70.8 billion as per US GAAP). The net profit for fiscal 2000 was Rs. 12.06 billion (Rs. 9.33 billion as per US GAAP).

About Prudential

Founded in London in 1848, Prudential plc is one of the largest life insurance and retail mutual funds company in the United Kingdom with over US$ 270 billion in funds under management worldwide. With a network of over 26,000 agents and staff, Prudential has life insurance and mutual fund operations/offices in 11 markets in Asia (not including India).


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Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to ICICI Group's ability to successfully implement the entry into the insurance business, the business strategy, ability to manage the joint venture, our growth and expansion, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited (joint promoters of ICICI-Prudential Life Insurance Company Limited) with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Saugata Gupta at (+9122) - 653 7952.